FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 333-10486

For the Month of October 2002

Trend Micro Incorporated
(Translation of registrant’s name into English)

Odakyu Southern Tower, 10th Floor, 2-1, Yoyogi 2-chome,
Sibuya-ku, Tokyo 151-8583, Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

1.
Press release dated October 21, 2002 relating to the U.S. GAAP consolidated interim financial information (unaudited) of the registrant and its consolidated subsidiaries for the six months ended June 30, 2002, which information the registrant plans to file with the Tokyo Stock Exchange on October 22, 2002. (*)

2.	The U.S. GAAP consolidated interim financial information (unaudited) of the registrant and its consolidated subsidiaries for the six months ended June 30, 2002.

(*)
The U.S. GAAP consolidated interim financial information (unaudited) contained in the press release is the same as 2. (except that the press release does not contain full notes thereto) and is thus omitted from 1.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TREND MICRO INCORPORATED

Date:	October 22, 2002	By:	/s/ MAHENDRA NEGI
Mahendra Negi Representative Director, Chief Financial Officer and Executive Vice President

3

Attachment 1

Trend Micro announces its U.S. GAAP financial information for the first half of 2002

Tokyo, Japan—October 21, 2002—Trend Micro Incorporated (Nasdaq: TMIC, Tokyo Stock Exchange: 4704, a worldwide leader in network antivirus and Internet content security solutions, today announced its unaudited U.S. GAAP financial information for the first half of 2002.

Financial Highlights for the first half of FY 2002 (January 1, 2002 through June 30, 2002)

(1)	Consolidated Results of Operations (Unaudited except FY 01 (annual))

	Net sales	Growth rate	Operating income	Growth rate	Net income before tax	Growth rate
	Millions of yen	%	Millions of yen	%	Millions of yen	%
The first half of FY 02	20,507	58.5	6,350	530.7	6,406	423.5
The first half of FY 01	12,939	38.7	1,007	(62.4)	1,224	(67.3)
FY 01 (annual)	31,326		7,516		7,757

	Net income	Growth rate	Net income per share	Net income per share (diluted)
	Millions of yen	%	Yen	Yen
The first half of FY02	3,654	559.8	27.65	27.53
The first half of FY01	554	(74.8)	4.22	4.14
FY 01 (annual)	4,386		33.33	33.02
(Note)
1.	Equity in gain (loss) of affiliated companies: 3 million yen ((105) million yen in the first half of FY 2001, (130) million yen in FY 2001)
2.	The average number of issued and outstanding shares: 132,153,432 shares (131,339,944 shares for the first half of FY 2001, 131,594,913 shares for FY 2001)
3.	The company made no changes in accounting principle that had material effects on the financial position and results of operations, during the period.
4.	The percentage of net sales, operating income, net income before tax and net income are in comparison to the first half of the prior fiscal year.

(2)	Consolidated Financial Position (Unaudited except December 31, 2001)

	Total assets	Shareholders’ equity	Shareholders’ equity ratio	Shareholders’ equity per share
As of	Millions of yen	Millions of yen	%	Yen
June 30, 2002	68,791	34,742	50.5	262.37
June 30, 2001	52,993	26,891	50.7	204.21
December 31, 2001	64,729	30,766	47.5	233.00
(Note)
Number of issued and outstanding shares (consolidated): 132,419,856 shares as of June 30, 2002, the end of the first half of FY 2002 (131,681,887 shares as of the end of the first half of FY 2001, 132,043,182 shares as of the end of the FY 2001)

(3)	Consolidated Cash Flow Position (Unaudited except December 31, 2001)

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of period
As of	Millions of yen	Millions of yen	Millions of yen	Millions of yen
June 30, 2002	6,275	(1,416)	1,057	45,991
June 30, 2001	4,191	(1,364)	6,963	34,553
December 31, 2001	12,240	(2,918)	5,784	40,783

(4)	Basis of consolidation and application of equity method:
	The number of consolidated subsidiaries	15
	The number of unconsolidated subsidiaries	—
	The number of affiliated companies	4

(5)	Change in the basis of consolidation and application of equity method:
	The number of additional consolidated subsidiaries	—
	The number of excluded consolidated subsidiaries	3
	The number of additional consolidated affiliated companies	—
	The number of excluded consolidated affiliated companies	—

5

[For the U.S. GAAP consolidated interim financial information (unaudited) of Trend Micro and its consolidated subsidiaries for the six months ended June 30, 2002, see the second attachment to this report on Form 6-K.]

6

About Trend Micro, Inc.

Trend Micro, Inc. is a leader in network antivirus and Internet content security software and services. The Tokyo-based corporation has business units worldwide. Trend Micro products are sold through corporate and value-added resellers. For additional information and evaluation copies of all Trend Micro products, please visit our website: http://www.trendmicro.com.

For additional information:
Mr. Mahendra Negi
Chief Financial Officer/IR Officer
Phone: +81-3-5334-4899
Fax: +81-3-5334-4874
ir@trendmicro.co.jp

7

Attachment 2

TREND MICRO INCORPORATED
AND CONSOLIDATED SUBSIDIARIES

TREND MICRO INCORPORATED
AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Except December 31, 2001, all balances unaudited)

ASSETS

	Thousands of yen						Thousands of U.S. dollars
	June 30, 2001		December 31, 2001		June 30, 2002		June 30, 2002
Current assets:	(Yen	)	(Yen	)	(Yen	)
Cash and cash equivalents	34,553,234		40,782,650		45,990,588		$386,476
Time deposits	65,511		70,768		64,796		545
Marketable securities	2,505,717		1,847,113		2,220,115		18,656
Notes and accounts receivable, trade—less allowance for doubtful accounts and sales return of ¥608,682, ¥850,376 and ¥1,389,080 ($11,673)	7,058,799		11,430,383		9,351,860		78,587
Inventories	206,946		238,881		371,790		3,124
Deferred income taxes	2,798,031		3,218,595		3,313,136		27,841
Prepaid expenses and other current assets	994,108		786,997		1,218,177		10,237

	48,182,346		58,375,387		62,530,462		525,466

Investments and other assets:
Securities investments	1,256,501		1,304,489		1,254,689		10,544
Investment in and advances to affiliated Companies	109,623		84,929		87,515		735
Software	908,856		1,061,319		895,966		7,529
Other intangible assets	70,672		49,143		37,730		317
Deferred income taxes	150,447		972,201		1,097,533		9,223
Other	795,721		868,377		940,301		7,902

	3,291,820		4,340,458		4,313,734		36,250

Property and equipment:
Office furniture and equipment	1,921,112		2,317,359		2,420,444		20,340
Other properties	597,089		1,003,901		1,030,911		8,663

	2,518,201		3,321,260		3,451,355		29,003
Less: Accumulated depreciation	(999,550)		(1,308,386)		(1,504,072)		(12,639)

	1,518,651		2,012,874		1,947,283		16,364

	(Yen	)	(Yen	)	(Yen	)
	52,992,817		64,728,719		68,791,479		$578,080

The accompanying notes are an integral part of the financial information.

TREND MICRO INCORPORATED
AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Except December 31, 2001, all balances unaudited)

LIABILITIES AND SHAREHOLDERS’ EQUITY

	Thousands of yen					Thousands of U.S. dollars
	June 30, 2001		December 31, 2001		June 30, 2002	June 30, 2002
Current liabilities:	(Yen	)	(Yen	)	(Yen )
Current portion of long-term debt	57,200		3,000,000		8,000,000	$67,227
Notes payable, trade	81,140		175,510		388,051	3,261
Accounts payable, trade	627,547		1,206,486		918,963	7,722
Accounts payable, other	637,700		1,806,527		1,112,339	9,347
Withholding income taxes	172,648		264,608		171,992	1,445
Accrued expenses	981,643		1,529,358		1,873,023	15,740
Accrued income and other taxes	606,682		3,359,572		2,131,466	17,912
Deferred revenue	6,311,197		9,342,597		11,159,665	93,779
Other	273,278		304,525		466,106	3,917

	9,749,035		20,989,183		26,221,605	220,350

Long-term liabilities:
Long-term debt	15,471,300		11,500,000		6,500,000	54,622
Deferred revenue	655,291		916,873		857,572	7,206
Accrued pension and severance costs	226,315		277,488		306,631	2,577
Other	—		279,149		163,180	1,371

	16,352,906		12,973,510		7,827,383	65,776

Shareholders’ equity:
Common stock
Authorized
—June 30, 2001 250,000,000 shares (¥50 par value)
—December, 2001 250,000,000 shares (no par value)
—June 30, 2002 250,000,000 shares (no par value)
Issued
—June 30, 2001 131,681,887 shares	6,799,374
—December 31, 2001 132,052,284 shares			6,833,678
—June 30, 2002 132,492,510 shares					7,240,080	60,841
Additional paid-in capital	12,313,160		12,144,908		13,036,859	109,553
Legal reserve	149,991		149,991		182,084	1,530
Retained earnings	7,279,920		11,127,585		14,738,395	123,852
Accumulated other comprehensive income
Net unrealized gain (loss) on debt and equity securities	118,721		(310,480)		(396,267)	(3,330)
Cumulative translation adjustments	240,701		848,873		190,795	1,604

	359,422		538,393		(205,472)	(1,726)

Treasury stock, at cost	(10,991)		(28,529)		(249,455)	(2,096)

	26,890,876		30,766,026		34,742,491	291,954

Commitments and contingent liabilities	—		—		—	—

	(Yen	)	(Yen	)	(Yen )
	52,992,817		64,728,719		68,791,479	$578,080

The accompanying notes are an integral part of the financial information.

TREND MICRO INCORPORATED
AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Thousands of yen		Thousands of U.S. dollars
	For the six months ended June 30,		For the six months ended June 30, 2002
	2001	2002
	(Yen )	(Yen )
Net sales	12,939,355	20,507,019	$172,328
Cost of sales	732,229	1,195,693	10,048

Gross profit	12,207,126	19,311,326	162,280

Operating expenses:
Selling	3,224,430	5,914,684	49,703
Research and development	1,481,962	1,838,592	15,451
General and administrative	4,240,357	5,207,805	43,763
Goodwill write-off	2,253,559	—	—

	11,200,308	12,961,081	108,917

Operating income	1,006,818	6,350,245	53,363

Other income (expenses):
Interest income	202,267	185,155	1,556
Interest expense	(135,172)	(157,560)	(1,324)
Loss on sales of marketable securities	—	(58,421)	(491)
Foreign exchange gain (loss), net	256,830	(95,126)	(799)
Other income (expense), net	(107,200)	181,563	1,526

	216,725	55,611	468

Income before income taxes and equity in gain (loss) of affiliated companies	1,223,543	6,405,856	53,831

Income taxes (benefit):
Current	491,658	2,969,102	24,951
Deferred	73,174	(215,107)	(1,808)

	564,832	2,753,995	23,143

Income from consolidated companies	658,711	3,651,861	30,688
Equity in gain (loss) of affiliated companies	(104,850)	2,587	22

Net income	(Yen) 553,861	(Yen) 3,654,448	$30,710

Per share data:	Yen	Yen	U.S. dollars

Net income
—basic	(Yen) 4.22	(Yen) 27.65	$0.23
—diluted	4.14	27.53	0.23
Cash dividends	—	—	—

The accompanying notes are an integral part of the financial information.

TREND MICRO INCORPORATED
AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Thousands of yen		Thousands of U.S. dollars
	For the six months ended June 30,		For the six months ended June 30, 2002
	2001	2002
Cash flows from operating activities:
Net income	(Yen) 553,861	(Yen) 3,654,448	$30,710
Adjustments to reconcile net income to net cash provided by operating activities—
Depreciation and amortization	2,728,584	950,428	7,987
Pension and severance costs, less payments	56,660	31,592	265
Deferred income taxes	73,174	(215,107)	(1,808)
Loss on sales of marketable securities	—	58,421	491
Changes in assets and liabilities:
Increase in deferred revenue	1,197,419	2,059,265	17,305
Decrease in notes and accounts receivable, trade, net of allowances	1,323,967	1,817,470	15,273
(Increase) decrease in inventories	113,719	(141,097)	(1,186)
Increase (decrease) in notes and accounts payable, trade	(261,766)	585	5
Decrease in accrued corporate taxes and other	(1,413,131)	(1,227,563)	(10,316)
Decrease (increase) in other current assets	(103,212)	122,017	1,025
(Decrease) increase in accounts payable, other	40,311	(341,474)	(2,869)
Increase in other current liabilities	88,517	151,475	1,273
Increase in other assets	(333,368)	(630,586)	(5,299)
Other	126,182	(14,589)	(123)

Net cash provided by operating activities	4,190,917	6,275,285	52,733

Cash flows from investing activities:
Payments for purchases of fixed assets	(1,228,759)	(892,234)	(7,498)
Proceeds from sales of marketable securities	2,611,426	152,316	1,280
Payments for purchases of marketable securities	(2,648,926)	(681,974)	(5,731)
Increase in investments in affiliated companies	(32,000)	—	—
Payments for / Proceeds from time deposits	(65,511)	5,971	51

Net cash used in investing activities	(1,363,770)	(1,415,921)	(11,898)

Cash flows from financing activities:
Issuance of common stock pursuant to exercise of stock options	870,797	800,966	6,731
Tax benefit from exercise of non-qualified stock options	411,301	492,028	4,135
Proceeds from long-term debt	6,500,000	4,000,000	33,613
Purchase of treasury bonds	—	(4,008,800)	(33,687)
Repayment of long-term debt	(828,600)	—	—
Purchase of / Proceeds from sales of treasury stock, net	9,525	(227,391)	(1,911)

Net cash provided by financing activities	6,963,023	1,056,803	8,881

Effect of exchange rate changes on cash and cash equivalents	327,561	(708,229)	(5,952)

Net increase in cash and cash equivalents	10,117,731	5,207,938	43,764
Cash and cash equivalents at beginning of period	24,435,503	40,782,650	342,712

Cash and cash equivalents at end of period	(Yen) 34,553,234	(Yen) 45,990,588	$386,476

The accompanying notes are an integral part of the financial information.

TREND MICRO INCORPORATED
AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL INFORMATION

(Unaudited)

1.    Basis of presentation

The consolidated financial information of Trend Micro Incorporated and its subsidiaries (collectively “the Company”) are unaudited. The financial information have been prepared in accordance with U.S. GAAP. The unaudited financial information furnished include all adjustments that are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the six months ended June 30, 2002 are not necessarily indicative of the results for the year ended December 31, 2002.

2.    Recent pronouncements

From the fiscal year beginning January 1, 2002, the Company adopted Statement of Financial Accounting Standards (“FAS No.141”) “Business Combinations” which supersedes Accounting Principles Board Opinion (“APB”) No. 16 “Business Combination” and FAS No.142 “Goodwill and Other Intangible Assets” which supersedes APB No. 17 “Intangible assets.” FAS No.141 requires the use of purchase method of accounting for business combinations and prohibits the use of the pooling of interests method, which was previously permitted under APB No.16, for business combinations initiated after June 30, 2001. FAS No.141 also refines the definition of intangible assets acquired in a purchase business combination. As a result, the purchase price allocation of future business combinations may be different than the allocation that would have resulted under the old rules. FAS No.142 eliminates the amortization of goodwill, requires annual impairment testing of goodwill and introduces the concept of indefinite life intangible assets. The new rules also prohibit the amortization of goodwill associated with business combinations that close after June 30, 2001. These new requirements will impact future period net income by an amount adjusted for any differences between the old and new rules for defining intangible assets on future business combinations. Although FAS No.142 requires to perform an initial transition impairment test in 2002, the Company did not have any goodwill balances as of December 31, 2001. The adoption of FAS No.141 and FAS No.142 did not have a material effect on the Company’s financial position and results of operations.

From the fiscal year beginning January 1, 2002, the Company adopted FAS No.144 “Accounting for the Impairment or Disposal of Long-Lived Assets” . FAS No. 144 addresses significant issues relating to the implementation of FAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of ”, and develops a single accounting model, based on the framework established in FAS No. 121 for long-lived assets to be disposed of by sale, whether such assets are or are not deemed to be a business. FAS No. 144 also modifies the accounting and reporting rules for discontinued operations. The adoption of FAS No.144 did not have a material effect on the Company’s financial position and results of operations.

In August 2001, the FASB issued FAS No.143 “Accounting for Asset Retirement Obligations”. FAS No. 143 provides accounting and reporting guidance for legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction or normal operation of a long-lived asset. The standard is effective January 1, 2003. The Company is reviewing the provisions of this standard. Its adoption is not expected to have a material effect on the financial statements.

In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FAS No. 13, and Technical Corrections”, effective for the fiscal years beginning or transactions occurring after May 15, 2002. This statement rescinds certain authoritative pronouncements and amends, clarifies or describes the applicability of others. The Company is in the process of assessing the impact that the statement will have on the Company’s financial position and results of operations.

In July 2002, the FASB issued FAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. FAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No.94-3 (“EITF No. 94-3”), “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” FAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The provisions of FAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The Company is evaluating the effect of the new standard, if any, on its financial position and results of operations.

3.    Reclassifications

Certain prior year amounts have been reclassified to conform to the 2002 presentation.

4.    U.S. dollar amounts

U.S. dollar amounts presented in the financial information are included solely for the convenience of the reader. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars. As the amounts shown in U.S. dollars are for convenience only, the approximate current rate at June 30, 2002 ((Yen)119.00 = U.S. $1) has been used for the purpose of presentation of the U.S. dollar amounts in the accompanying consolidated financial information.

5.    Net income per share

Net income per share amounts were computed based on Statements of Financial Accounting Standards No. 128. For the six months ended June 30, 2001 and 2002, weighted average shares used for computation of basic net income per share were 131,340 thousand shares and 132,153 thousand shares, respectively, and the weighted average shares used for diluted net income per share were 133,676 thousand shares and 132,747 thousand shares, respectively. The weighted average shares outstanding for diluted net income per share calculation were increased to include additional shares from the assumed exercise of stock warrants and options which had dilutive effect.

6.    Comprehensive income

Changes in shareholders’ interest that do not result directly from transactions with shareholders are as follows:

	Thousands of yen		Thousands of U.S. dollars
	For the six months ended June 30,		For the six months ended June 30,
	2001	2002	2002
Net income	(Yen) 553,861	(Yen) 3,654,448	$30,710

Other comprehensive income, net of tax:
Unrealized gain on debt and equity securities:
Unrealized holding gains (losses) arising during period	495,407	(206,134)	(1,732)
Less reclassification adjustment for losses included in net income	—	58,098	488

	495,407	(148,036)	(1,244)
Foreign currency translation adjustments	410,317	(658,078)	(5,530)

Other comprehensive income, before tax	905,724	(806,114)	(6,774)
Income tax expense related to items of other comprehensive income	(208,410)	62,249	523

Other comprehensive income, net of tax	697,314	(743,865)	(6,251)

Comprehensive income	(Yen) 1,251,175	(Yen) 2,910,583	$24,459

7.    Supplemental cash flow information

Cash payments for income taxes were (Yen)1,618,952 thousand and (Yen)3,624,846 thousand ($30,461 thousand) for the six months ended June 30, 2001 and 2002, respectively. In these respective periods, interest payments were (Yen)122,593 thousand and (Yen)161,755 thousand ($1,359 thousand).

8.    Marketable securities

Cash equivalents and marketable securities (current and non-current) include money market funds, mutual funds and debt and equity securities for which the aggregate fair value, gross unrealized gains and losses and cost pertaining to “available-for-sale” investments as of June 30 and December 31,2001 and June 30,2002 were as follows:

	Thousands of yen
	June 30, 2001
			Gross unrealized
	Cost		Gains		Losses		Fair value
Available for sale:	(Yen	)	(Yen	)	(Yen	)	(Yen	)
Mutual funds	970,802		—		32,900		937,902
Equity securities	862,830		192,976		—		1,055,806
Debt securities	1,700,000		68,510		—		1,768,510

Total	(Yen 3,533,632)		(Yen 261,486)		(Yen 32,901)		(Yen 3,762,218)

	Thousands of yen
	December 31, 2001
			Gross unrealized
	Cost		Gains		Losses		Fair value
Available for sale:	(Yen	)	(Yen	)	(Yen	)	(Yen	)
Mutual funds	960,806		—		253,417		707,389
Equity securities	951,830		—		254,537		697,293
Debt securities	1,700,000		46,920		—		1,746,920

Total	(Yen 3,612,636)		(Yen 46,920)		(Yen 507,954)		(Yen 3,151,602)

	Thousands of yen
	June 30, 2002
			Gross unrealized
	Cost		Gains		Losses		Fair value
Available for sale:	(Yen	)	(Yen	)	(Yen	)	(Yen	)
Mutual funds	960,806		—		253,417		707,389
Equity securities	875,393		—		245,989		629,404
Debt securities	2,247,675		—		109,664		2,138,011

Total	(Yen 4,083,874)		(Yen —)		(Yen 609,070)		(Yen 3,474,804)

	Thousands of U.S. dollars
	June 30, 2002
			Gross unrealized
	Cost		Gains		Losses		Fair value
Available for sale:
Mutual funds	$8,074		$—		$2,129		$5,945
Equity securities	7,356		—		2,067		5,289
Debt securities	18,888		—		922		17,966

Total	$34,318		$—		$5,118		$29,200

Fair value of money market funds approximates cost due to the short-term maturities of these investments.

At June 30, 2001 and 2002, debt securities contain bonds issued by a related party (SOFTBANK). The cost and fair value of “available-for sale” debt securities by contractual maturity at June 30 and December 31,2001 and June 30,2002 are as follows:

Thousands of yen
	June 30, 2001		December 31, 2001		June 30, 2002
	Available-for sale		Available-for sale		Available-for-sale
	Cost	Fair value	Cost	Fair value	Cost	Fair value
Due within one year	(Yen —)	(Yen —)	(Yen —)	(Yen —)	(Yen 1,700,000)	(Yen 1,645,770)
Due after one year	1,700,000	1,768,510	1,700,000	1,746,920	547,675	492,241

	(Yen 1,700,000)	(Yen 1,768,510)	(Yen 1,700,000)	(Yen 1,746,920)	(Yen 2,247,675)	(Yen 2,138,011)

	Thousands of U.S. dollars
	June 30, 2002
	Available-for-sale
	Cost	Fair value
Due within one year	$14,286	$13,830
Due after one year	4,602	4,136

	$18,888	$17,966

Proceeds from sales of ”available-for-sale” securities for the six months ended June 30, 2001 and 2002 were (Yen)2,611,426 and (Yen)152,316 thousand ($1,280 thousand).

Equity securities of (Yen)160,000 thousand which had previously been recorded as “Securities investments” under investments and other assets was reclassified to “Marketable securities” under current assets at June 30, 2001.

9.    Transactions with related parties

Account balances and transactions with SOFTBANK and its affiliated companies are as follows:

	Thousands of yen			Thousands of U.S. dollars
	June 30, 2001	December 31, 2001	June 30, 2002	June 30, 2002
	(Yen)	(Yen)	(Yen)
Accounts receivable, trade	1,335,247	4,074,617	2,606,359	$21,902
Securities investments	1,768,510	1,746,920	1,645,770	13,830
Accounts payable, other	2,802	217,334	109,520	920
Sales for the six months ended	2,580,812	—	4,871,663	40,938
Purchase and expense for the six months ended	56,483	—	16,849	142
Interest income on security investments	25,290	—	25,290	213

The Company believes that each of these transactions has been negotiated on an arm’s length basis and done at fair value based on market pricing.

10.    Short-term borrowings and long-term debt

At June 30, 2002, the Company had unused lines of credit amounting to ¥800,000 thousand relating to bank overdraft and other short-term loan agreements. Under these overdraft agreements, the Company is authorized to obtain short-term financing at prevailing interest rates for periods not in excess of one year.

Long-term debt comprises the following:

	Thousands of yen					Thousands of U.S. dollars
	June 30, 2001	December 31, 2001		June 30, 2002		June 30, 2002
Unsecured bank loan of a consolidated subsidiary due 2001 with a weighted average interest rate of 2.175% per annum	(Yen) 28,600	(Yen) —		(Yen) —		$—
Unsecured bank loan of a consolidated subsidiary due 2003 with a weighted average interest rate of 2.175% per annum	99,900	—		—		—
Unsecured 2.5% bonds, due 2002 with detachable warrants	3,900,000	3,800,000		3,800,000		31,933
Unsecured 2.1% bonds, due 2003 with detachable warrants	5,000,000	5,000,000		5,000,000		42,017
Unsecured 1.75% bonds, due 2004 with detachable warrants	5,000,000	5,000,000		5,000,000		42,017
Unsecured 1.5% bonds, due 2004 with detachable warrants Unsecured 1.75% bonds, due 2004 with detachable warrants Unsecured 1.9% bonds, due 2006 with detachable warrants	1,500,000 — —	1,500,000 6,000,000 —		1,500,000 6,000,000 4,000,000		12,605 50,420 33,613

	15,528,500	21,300,000		25,300,000		212,605
Less—treasury bonds: Unsecured 2.5% bonds, due 2002 with detachable warrants Unsecured 1.75% bonds, due 2004 with detachable warrants Unsecured 1.9% bonds, due 2006 with detachable warrants	— — —	(800,000 (6,000,000 —	) )	(800,000 (6,000,000 (4,000,000	) ) )	(6,723 (50,420 (33,613	) ) )

Less—portion due within one year	15,528,500 (57,200)	14,500,000 (3,000,000)		14,500,000 (8,000,000)		121,849 (67,227)

	(Yen) 15,471,300	(Yen) 11,500,000		(Yen) 6,500,000		$54,622

11.    Stock warrants

Based on the Company’s 1997, 1998 and 1999 incentive plans, the Company issued the following bonds with detachable warrants to SOFTBANK.

1.	Board meeting/
	(Shareholders’ meeting) approval	March 17, 1998 (March 28, 1998)	May 28, 1998 (May 29, 1998)	June 30, 1999

2.	Date of bond issuance	April 15, 1998	June 15, 1998	July 29, 1999

3.	Amount of each bond (Thousands of yen)	(Yen)412,965	(Yen)196,650	(Yen)6,000,000

4.	Date on which the bonds were fully redeemed	April 15, 1998	June 15, 1998	—

5.	Exercise price per each warrant	(Yen)142.5	(Yen)142.5	(Yen)3,200

6.	Warrant exercise period	April 27, 1998 to April 5, 2002	June 25, 1998 to June 7, 2002	August 20, 1999 to July 22, 2002

7.	Number of shares represented by warrants	2,898,000	1,380,000	1,875,000

8.	Outstanding as of June 30, 2001	549,600	539,400	1,174,182

9.	Outstanding as of December 31, 2001	500,400	505,800	1,169,062

10.	Outstanding as of June 30, 2002	—	—	923,869

Based on the Company’s 2000, 2001 and 2002 incentive plan, the Company issued following bonds with detachable warrants to public.

1.	Board meeting approval	June 1, 2000	February 15, 2001	May 8, 2001

2.	Date of bond issuance	June 26, 2000	March 19, 2001	June 4, 2001

3.	Amount of each bond (Thousands of yen)	(Yen)5,000,000	(Yen)5,000,000	(Yen)1,500,000

4.	Date on which the bonds were fully redeemed	—	—	—

5.	Exercise price per each warrant	(Yen)7,850	(Yen)5,675	(Yen)5,760

6.	Warrant exercise period	July 21, 2000 to June 19, 2003	April 12, 2001 to March 12, 2004	May 17, 2002 to May 28, 2004

7.	Number of shares represented by warrants	636,942	881,057	260,416

8.	Outstanding as of June 30, 2001	636,942	873,128	256,076

9.	Outstanding as of December 31, 2001	636,942	873,128	256,076

10.	Outstanding as of June 30, 2002	636,942	873,128	256,076

1.	Board meeting approval	October 25, 2001	March 26, 2002

2.	Date of bond issuance	November 19, 2001	April 18, 2002

3.	Amount of each bond (Thousands of yen)	(Yen)6,000,000	(Yen)4,000,000

4.	Date on which the bonds were fully redeemed	—	—

5.	Exercise price per each warrant	(Yen)2,590	(Yen)3,450

6.	Warrant exercise period	November 2, 2002 to November 12, 2004	April 3, 2003 to April 11, 2006

7.	Number of shares represented by warrants	2,316,602	1,159,420

8.	Outstanding as of June 30, 2001	—	—

9.	Outstanding as of December 31, 2001	2,316,602	—

10.	Outstanding as of June 30, 2002	2,316,602	1,159,420

Upon issuance of each bond, the Company bought all of the warrants and distributed them to the directors and certain employees of the Company and its subsidiaries as a part of their remuneration.

These transactions were accounted for both as an issuance of debt to SOFTBANK and the public, and as an issuance of warrants to the directors and certain employees of the Company and its subsidiaries. The issuance of the warrants to the directors and employees was accounted for under APB 25.

Warrant activity was as follows:

Thousands of shares represented by warrants
Outstanding at December 31, 1998	7,891
Granted	1,875
Exercised	(4,672)
Cancelled	—
Redeemed	—

Outstanding at December 31, 1999	5,094
Granted	637
Exercised	(1,435)
Cancelled	—
Redeemed	—

Outstanding at December 31, 2000	4,296
Granted	3,458
Exercised	(898)
Cancelled	(12)
Redeemed	(552)

Outstanding at December 31, 2001	6,292
Granted	1,159
Exercised	(440)
Cancelled	—
Redeemed	(845)

Outstanding at June 30, 2002	6,166

Balances were as follows:

	Thousands of shares
	June 30 2001	December 31 2001	June 30 2002
Authorized and outstanding	4,864	6,292	6,166
Exercisable	3,278	2,356	1,537

For the above stock warrants granted on April 15, 1998 and June 15, 1998, management calculated deferred compensation expense during fiscal 1998. Such deferred compensation will be amortized over the vesting period, which is generally 24 months. This deferred compensation expense was amortized during fiscal 1998, 1999 and 2000 respectively. The grants of October 17, 1997, July 29, 1999, June 26, 2000 March 19,2001, June 4, 2001, November 19, 2001 and April 18, 2002 with respect to which the vesting period is generally 24 months, did not result in deferred compensation.

In July 1999, the subsidiary in the United States introduced the U.S. program of the Company’s incentive plan. Under the U.S. program, STG Incentive Company L.L.C., a Delaware limited company organized for the program by three principal shareholders of the Company, grants stock options to purchase shares of the Company’s common stock, which vest one year from the date of grant and which are exercisable for the 3 years subsequent to the vesting date, to directors and certain employees of the subsidiary in the United States. The grants of options to the directors and employees were accounted for under APB 25. Option activity under the U.S. program for the year ended December 31, 2001 and for the period ended June 30,2002 was as follows:

Thousands of shares represented by options
Outstanding at December 31, 2000	1,507.0
Granted	—
Exercised	(45.5)
Cancelled	—
Redeemed	—

Outstanding at December 31, 2001	1,461.5
Granted	—
Exercised	(100.0)
Cancelled	—
Redeemed	—

Outstanding at June 30, 2002	1,361.5

The exercise price per share for the options granted was determined as equivalent to the fair market value of the Company’s shares at the time of the grants. The weighted average exercise price per share for the option granted for the six months ended June 30, 2002 was (Yen)3,258. Consequently, the grants of the option did not result in deferred compensation.

In February 2001, the Company introduced the stock option plan qualified under Article 280-19 of the Commercial Code of Japan. This stock option plan grants subscription rights to the Company’s shares of common stock, which are exercisable from April 1, 2002 to March 31, 2009, to certain directors and employees of the Company and its subsidiaries qualifying for the special related business as defined in Paragraph 1 of Article 9 of the Corporate Rehabilitation Law of Japan. The exercise price per share for the options granted was determined as equivalent to the fair market value of the Company’s shares at the time of the grants. The exercise price per share for the option granted for is (Yen)5,760. Consequently, the grants of the option did not result in deferred compensation. Option activity qualified under the Commercial Code of Japan for the period ended June 30, 2002 was as follows:

Thousands of shares represented by options
Outstanding at December 31, 2000	—
Granted	725
Exercised	—
Cancelled	(18)
Redeemed	—

Outstanding at December 31, 2001	707
Granted	—
Exercised	—
Cancelled	—
Redeemed	—

Outstanding at June 30, 2002	707

12.    Commitments and contingent liabilities

The Company and its subsidiaries have no significant commitments outstanding, and no material pending litigation or claims threatened against them.

13.    Segment information

The Company and its consolidated subsidiaries operate principally in two business segments: the “Security software business” and the “Internet-related products/service business”. However, business segment information was not disclosed for the six months ended June 30,2001 since more than 90% of sales, operating income and assets in all segments are from the “security software business”. Afterwards, ipTrend Incorporated, which has operated the “Internet-related product/service business”, was liquidated in year ended December 31, 2001 and ipTrend Incorporated (Taiwan) has been processed to liquidate. Thus, from the six months ended June 30, 2002, the company and its subsidiaries are specialized in the “Security software business”. Net sales are attributed to countries based on the location of the Company or the relevant consolidated subsidiary. Geographic information concerning the Company’s net sales to external customers and long-lived assets for the six months ended June 30, 2001 and 2002 is as follows:

Taiwan had been disclosed separately. However, the sales volume in Taiwan has been decreasing and it is expected to decline more. In addition, strictly considering geographical proximity, it is rational to disclose Taiwan together with Korea, Australia, Hong Kong, Malaysia, New Zealand and China.Therefore, from the six months ended June 30, 2002, they are disclosed as “Asia Pacific”. Segment information for the six months ended June 30, 2001 in the current way of classification and allocation are disclosed for comparison as follows.

Thousands of yen
For the six months ended June 30, 2001
Net sales to external customers:	(Yen)
Japan	4,487,538
U.S.A.	4,017,816
Taiwan	883,544
Europe	2,796,600
Other	753,857

Total	(Yen) 12,939,355

Long-lived assets:	(Yen)
Japan	1,701,329
U.S.A.	658,108
Taiwan	643,413
Europe	211,118
Other	79,932

Total	(Yen) 3,293,900

	Thousands of yen		Thousands of U.S. dollars
	For the six months ended June 30,		For the six months ended June 30, 2002
	2001	2002
Net sales to external customers:	(Yen)	(Yen)
Japan	4,487,538	8,570,556	$72,021
U.S.A.	4,017,816	4,667,439	39,222
Asia Pacific	1,216,371	1,984,284	16,675
Europe	2,796,600	4,681,702	39,342
Other	421,030	603,038	5,068

Total	(Yen) 12,939,355	(Yen) 20,507,019	$172,328

Long-lived assets:	(Yen)	(Yen)
Japan	1,701,329	1,775,262	$14,918
U.S.A.	658,108	617,823	5,192
Asia Pacific	698,436	976,137	8,203
Europe	211,118	430,815	3,620
Other	24,909	21,243	179

Total	(Yen) 3,293,900	(Yen) 3,821,280	$32,112

Long-lived assets for a particular geographic segment are those assets used in the geographic segment.

14.    Acquisition and divesture

In February 2000, the company acquired a controlling interest in ipTrend Incorporated (“ipTrend”) for the purpose of making inroads into UNIX-based operating systems, and Internet platform technology, especially into Linux systems. ipTrend effectively became a wholly owned subsidiary upon acquisition of the remaining minority interest in November 2000.The total purchase price was (Yen) 2,800,000 thousand and (Yen) 2,527,636 thousand was allocated to goodwill. However, based on a revaluation of the Company’s strategy for ipTrend’s business and the performance of ipTrend, the Company decided to curtail ipTrend’s business. ipTrend was liquidated in December 2001 after transferring the main business of ipTrend to IPSQUARE, an unrelated third party, and the Security Appliance Server business to the parent company in August 2001. The assets of (Yen) 40,000 thousand and the liabilities of (Yen) 29,000 thousand were transferred to or assumed by IPSQUARE at their carrying amount without any gain or loss on the transaction. As a result of the curtailment of ipTrend’s business, the Company wrote off the unamortized goodwill balance of (Yen) 2,253,559 thousand. The write-off of (Yen) 2,253,559 thousand were included in operating income for the six months ended June 30, 2001.

15.    Subsequent events

On June 13, 2002 Trend Micro adopted at the meeting of the Board of Directors the following resolutions regarding Share Options set forth in Article 280-20 and Article 280-21 of the Japanese Commercial Code to be issued without compensation in order to introduce the stock option plan, subject to the resolution of the extraordinary general shareholders’ meeting of the Company scheduled for September 12, 2002. Afterwards the resolution of the extraordinary general meeting of shareholders scheduled for September 12, 2002 was made.

The person to be granted:

The directors, employees, consultants and persons proposed to be employed as employees of the Company and its subsidiaries

Class of shares subject to the exercise of share options:
Common shares of the Company

Number of shares subject to the exercise of share options:
The total number of shares shall be limited to a maximum of 2,000,000 shares.

Exercise period of share options:
The exercise period of the share options shall be from November 1, 2003 to October 31, 2007.